Exhibit 4.5

AGREEMENT

ON

BUSINESS NORMALIZATION PLAN

Korea Deposit Insurance Corporation (“KDIC”) is a special entity established and existing under the Depositor Protection Act to protect depositors and maintain the stability of the financial system, and Woori Credit Card Co., Ltd. (“Woori Credit Card”) is a credit specialized financial company which, on December 31, 2001, changed the business type of the Peace Bank of Korea (“Peace Bank”) to which KDIC invested (Won)611.6 billion under the Public Fund Management Special Act on December 30, 2000. Woori Credit Card hereby undertakes to fully implement in good faith the following agreement (including Business Normalization Plan hereunder) that was amended properly for a credit card company from the Agreement on Business Normalization Plan signed by and between KDIC and Peace Bank on December 30, 2000 under the Public Fund Management Special Act.

Therefore, KDIC and Woori Credit Card hereby agree as follows:

Article 1    Purpose

1.1	The purpose of this Agreement and the Business Normalization Plan is to set forth the matters necessary in order for KDIC to recuperate the public funds invested by it in a timely and profitable manner through the business normalization of Woori Credit Card which succeed incorporation of Peace Bank.

Article 2    Obligations to implement the Business Normalization Plan

2.1	Woori Credit Card shall implement in good faith the Business Normalization Plan attached hereto as Appendix 1, and particularly the mandatory implementation plan attached hereto as Appendix 2 (“Mandatory Implementation Plan”) except for the occurrences of a natural disaster, material national economic crisis or any other events of the force majeure (collectively, the “Event of Force Majeure”).

2.2	Woori Credit Card shall obtain and submit to KDIC the Letter of Undertaking in the form designated under this Agreement as attached hereto as Appendix 3, each of which shall be signed by the incumbent officers as of the effective date of this Agreement under Article 12 and any other officer to be appointed by Woori Credit Card during the term of this Agreement.

2.3	The “failure to perform any obligations hereunder as specified in the Business Normalization Plan and Mandatory Implementation Plan” shall mean any event where, in case the obligations are indicated by a quantitative or numerical value, Woori Credit Card fails to accomplish such quantity or numerical value within a purposed period, and in other cases KDIC otherwise determines that Woori Credit Card fails to perform any obligations hereunder within a purposed period considering the purposes or purports of such obligations.

2.4	Expect for the case where Woori Credit Card fails to perform its obligations to implement the Business Normalization Plan in the Event of Force Majeure as specified in Section 2.1 above, Woori Credit Card shall not claim that such failure was not caused by or resulted from its willful misconduct or negligence or any other similar reasons attributable to it. Furthermore, Woori Credit Card shall not claim that any problems arising out of the relationship with the officers or employees, labor unions, creditors, debtors, minor shareholders or any other interested parties of it shall be deemed as the Events of Force Majeure.

Article 3    Detailed Implementation Plan for the Business Normalization Plan

3.1	KDIC may request Woori Credit Card to submit a detailed implementation plan relating to the Business Normalization Plan or Mandatory Implementation Plan, and Woori Credit Card shall submit to KDIC a detailed implementation plan (“Detailed Implementation Plan”) within two (2) months from the receipt of such requests.

3.2	KDIC may request Woori Credit Card to modify the Detailed Implementation Plan’ submitted under section 3.1 above, if KDIC deems it necessary to do so after the review thereof, and Woori Credit Card shall reflect such modification as requested by KDIC to the Detailed Implementation Plan.

3.3	In case KDIC adopts the Detailed Implementation Plan as submitted and amended in accordance with Sections 3.1 and 3.2, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Detailed Implementation Plan.

Article 4    Amendments of Business Normalization Plan

4.1	In the event where it is deemed that Woori Credit Card is not likely to implement the Business Normalization Plan due to revision of applicable laws and regulations or drastic changes in the external environments such as changes in the market conditions, Woori Credit Card may immediately report to KDIC thereof and subsequently submit to KDIC proposed amendments to the Business Normalization Plan (“Proposed Amendments to the Business Normalization Plan”).

4.2	KDIC may request Woori Credit Card to modify the Proposed Amendments to the Business Normalization Plan submitted by Woori Credit Card under Section 4.1 above, and Woori Credit Card shall reflect such modification as requested by KDIC to the Proposed Amendments to the Business Normalization Plan.

4.3	If KDIC concludes that the Proposed Amendments to the Business Normalization Plan submitted in accordance with Sections 4.1and 4.2 is reasonable after review thereof, KDIC may adopt the Proposed Amendments to the Business Normalization Plan. In that case, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Proposed Amendments to the Business Normalization Plan.

Article 5    Supplement to the Business Normalization Plan

5.1	Woori Credit Card shall additionally submit to KDIC any new Business Normalization Plan and Mandatory Implementation Plan three (3) months prior to the expiration of the Business Normalization Plan, unless this Agreement is no longer effective in accordance with Article 12 hereof.

5.2	KDIC may request Woori Credit Card to modify the Business Normalization Plan and Mandatory Implementation Plan submitted by Woori Credit Card under Section 5.1 above, and Woori Credit Card shall reflect such modifications as requested by KDIC to the Business Normalization Plan and Mandatory Implementation Plan.

Article 6    Reporting and Inspection on Implementation of the Business Normalization Plan

6.1	Woori Credit Card shall submit to KDIC a report in accordance with Section 6.3 (“Implementation Report”) so that KDIC may inspect the implementation of the Business Normalization Plan, and such report shall include the followings:

6.1.1	Summary of changes in the market conditions during the relevant term;

6.1.2	Overview on the business and financial conditions including financial statements;

6.1.3	Description of the goals to be performed or attained during the relevant term in respect of each plan itemized in the Business Normalization Plan;

6.1.4	Contents and results of performance of each itemized plan as specified in the foregoing Section 6.1.3;

6.1.5	Any issues or problems incurred in the course of fulfilling the Business Normalization Plan during the relevant term;

6.1.6	Any itemized plans resulting in poor performance, the reasons therefor and measures for the remedy thereof;

6.1.7	Self-evaluation on the results of the performance compared to the Business Normalization Plan; and

6.1.8	Any implementing plans for the immediately following term.

6.2	In preparing Implementation Report under Section 6.1, Woori Credit Card shall not distort its financial condition through any discretionary accounting treatments or other methods.

6.3	Woori Credit Card shall submit to KDIC the Implementation Report under Section 6.1 on a quarterly basis by the last day of the month immediately following the relevant fiscal quarter (including the quarter where this Agreement is executed).

6.4	Apart from the periodic Implementation Reports submitted by Woori Credit Card under Section 6.3 above, if KDIC deems it necessary to inspect the implementation of the Business Normalization Plan, it may request Woori Credit Card to submit materials relevant to the Business Normalization Plan. In such case, Woori Credit Card shall submit to KDIC the requested materials within seven (7) business days, unless there is any special reason.

6.5	When evaluating the performance under Business Normalization Plan, a part of the targets specified therein may be adjusted in accordance with Appendix 4.

Article 7    Evaluation by External Experts and Report of Evaluation

7.1	KDIC may request Woori Credit Card to engage any expert with the consultation of KDIC to evaluate all relevant documents including the Business Normalization Plan, Proposed Amendments to the Business Normalization Plan, and Implementation Report if KDIC deems it necessary to do so for the performance of the obligation under Articles 3 through 6, and in that case Woori Credit Card shall not reject such request

7.2	Woori Credit Card shall submit to KDIC a report with respect to the results of any evaluations performed by an expert as described in Section 7.1.

Article 8    Investigations by KDIC

8.1	When KDIC determines that it is necessary to investigate the cause of insolvent operation or any delays in performing the obligations of Woori Credit Card under this Agreement as a result of reviewing the reports or any other documents submitted by Woori Credit Card pursuant to Articles 6 or 7, KDIC may investigate the business operations and financial conditions and Woori Credit Card shall make best efforts to provide its full cooperation in such investigation.

8.2	For the purpose of carrying out the investigations described in Article 10, KDIC may directly investigate any and all documents, electronic records and officers and employees of Woori Credit Card and Woori Credit Card shall make best efforts to provide its full cooperation in respect thereof and shall provide or support with personnel or expenses necessary for the investigation by KDIC.

Article 9    Measures against the Failure of Implementation

9.1	In the event KDIC deems that Woori Credit Card fails to perform fully the Business Normalization Plan including the Mandatory Implementation Plan, KDIC may request Woori Credit Card to take any of the following measures, and in such case, Woori Credit Card shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures:

9.1.1	Any disciplinary actions against an officer or employee of Woori Credit Card, including warnings, reprimand, salary cut, suspension in the execution of official duties and dismissals;

9.1.2	Capital increase or decrease, or disposal of assets;

9.1.3	Improve or reduce personnel and operation;

9.1.4	Close or integrate branches or organizations, or limit new establishment thereof, or reduce its subsidiaries;

9.1.5	Prohibit acquisition of asset with high default risk or market risk or dispose already purchased assets at risk;

9.1.6	Set restrictions on investment of fixed asset or limit new entry into new business sector or new investment in stocks;

9.1.7	Partial suspension or partial transfer of business;

9.1.8	Prohibit sales of specific finance products;

9.1.9	Merge and acquisition or incorporate into a holding company;

9.1.10	Transfer of financial transaction such as deposit and loan; and

9.1.11	Other measures similar to Sections 9.1.1 through 9.1.10, which are deemed to be necessary for business normalization of Woori Credit Card.

9.2	In the event where Woori Credit Card or its officers or employees delay in making such reports or make a false or incomplete statement in such reports as specified in Articles 6 and 7 above, or refuse, interrupt, or neglect any business or requests made by KDIC according to this Agreement including but not limited to the provision of Article 8 above, KDIC may request Woori Credit Card to take any disciplinary actions such as dismissal of such officers or employees, or directly request Woori Credit Card’s officers to resign. In such case Woori Credit Card and its officers shall immediately obey such requests from KDIC.

9.3	In the event where Woori Credit Card fails to perform within the relevant period such financial goals as designated in the form of the financial ratio in the Mandatory Implementation Plan, it shall not take any action for the improvement of any employees’ benefit programs, which may require Woori Credit Card to bear additional expenses, until such financial goals are fully attained, except for the occurrence of any unavoidable reasons such as any changes in applicable laws and regulations.

9.4	In the event Woori Credit Card fails to perform within the relevant period any part of the the Business Normalization Plan other than the Mandatory Implementation Plan, KDIC may request Woori Credit Card to perform thereof within the designated period not exceeding three (3) months. Thereafter KDIC may request Woori Credit Card to carry out such measures as specified in Section 9.1 if Woori Credit Card fails to perform within the designated period, and Woori Credit Card shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures.

Article 10    Liability for Damages

10.1

KDIC may request Woori Credit Card to claim for damages against any former or incumbent officers or employees, any persons who instructs conduct of business under Article 401-2 of the Commercial Code or any other third party who have caused damages to Woori Credit Card (collectively, the “Responsible Persons” in Section 10.1), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Woori Credit Card. In this case, Woori Credit Card shall immediately take such measures as requested by KDIC and report to KDIC the proceedings and results thereof.

10.2	KDIC may request Woori Credit Card to claim for damages in person or subrogation against any former or current officers or employees, or any persons responsible for the execution instruction under Article 401-2 of the Commercial Code of Woori Credit Card’s debtor, a delinquent company, or any other third party who have caused damages to Woori Credit Card or the delinquent company (collectively, the “Responsible Persons” in Section 10.2), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Woori Credit Card or the delinquent company. In such case, Woori Credit Card shall immediately take such measures as requested by KDIC and report to KDIC on the proceedings and results thereof.

Article 11    Recuperation of the Funds, etc.

11.1	When Woori Finance Holdings Co., Ltd. (“WFH”) takes any necessary actions to repay or recuperate from public funds, Woori Credit Card shall cooperate with WFH therefor to the extent such actions do not cause a material adverse effect on the business normalization.

Article 12    Effective Period

12.1	This Agreement shall become effective from the date on which KDIC and Woori Credit Card has affixed their respective seals and signatures hereto.

12.2	This Agreement shall become null and void at the time when KDIC is no longer the largest shareholder of WFH; provided, however, that in case there occurs any material change to Woori Credit Card’s shareholding structure due to participation of strategic investment of foreign investors, etc., the parties hereto may determine whether to terminate this Agreement considering the amount invested by such strategic foreign investors, etc.

Article 13    Miscellaneous

13.1	This Agreement shall not affect any rights reserved by KDIC under the Depositor Protection Act and other relevant laws and regulation.

13.2	If any term or provision hereof is invalid or unenforceable for any reasons whatsoever, such invalidity or unenforceability does not affect the remaining parts of this Agreement.

13.3	In the case there exist any discrepancies regarding the interpretation of this Agreement, Woori Credit Card will respect the interpretation by KDIC to the extent that such is in consistence with the purpose of this Agreement as set out in Article 1 above.

13.4	Any dispute arising out of or in connection with this Agreement or the performance of obligations hereunder shall be submitted to the non-exclusive jurisdiction of the Seoul District Court to be a court of the first instance.

March     , 2002

Korea Deposit Insurance Corporation	Chief Executive Officer	In—Won Lee
Woori Credit Card Co., Ltd.	Chief Executive Officer	Suk Hee Hwang